WESTERN INVESTMENT LLC
        7050 South Union Park Center, Suite 590, Midvale, UT 84047
                Phone# 801-568-1400; Fax# 801-568-1417


                                                 December 14, 2009
Via Federal Express
Agnes Mullady
Secretary
The Gabelli Global Multimedia Trust Inc.
c/o Gabelli Funds, LLC
One Corporate Center
Rye, NY 10580-1422


      Re: The Gabelli Global Multimedia Trust Inc. (the "Company") Nominations for Election of Directors


Dear Ms. Mullady:

Western Investment LLC ("Western"), is a Delaware limited liability company. Western is the General Partner of each of Western Investment Hedged Partners LP ("WIHP") and Western Investment Total Return Partners LP ("WITRP"), and is the Investment Manager of Western Investment Total Return Fund Ltd ("WITRL"). Western has sole voting and investment power over WIHP's, WITRP's, and WITRL's security holdings.

Western is a stockholder of the Company. Since November 13, 2009, Western has continuously been the record owner of 1,000 shares of the Company's common stock. In addition, as of December 11, 2009, Western is the beneficial owner #1 of an additional 597,603 common shares of the Company which are held in several brokerage houses for the benefit of Western-controlled and/or advised entities #2.

#1 "Beneficial ownership" as determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934.
#2 As of December 11, 2009, WIHP owns 213,400 common shares of the Company. WIHP has owned common shares of the Company since February 27, 2009. As of December 11, 2009, WITRP owns 142,537 common shares of the Company. WITRP has owned common shares of the Company since March 2, 2009. As of December 11, 2009, WITRL owns 241,666 common shares of the Company. WITRL has owned common shares of the Company since continuously since April 14, 2009.


As a stockholder of the Company, Western hereby nominates the undersigned, Arthur D. Lipson, and Gregory R. Dube for election to the Company's Board of Directors at the Company's 2010 annual meeting of stockholders (the "Annual Meeting").

As described in the biographies set forth below, both Messrs. Lipson and Dube are highly qualified to serve as directors of the Company:

Arthur D. Lipson (Age 67) has been managing private investment partnerships since 1995. He has been the sole managing member of Western since 1997. Western specializes in investing in undervalued companies. Mr. Lipson has additional substantial experience in sales and trading and research, including previously heading fixed income research for Lehman Brothers and for Paine Webber. Mr. Lipson created, among other things, the Lehman Brothers bond indices (now known as the Barclays bond indices). From 2007 to 2008, Mr. Lipson served as a director of Pioneer Municipal and Equity Income Trust ("PBF"), during which time Mr. Lipson oversaw the elimination of a 17% discount to PBF's net asset value and the merger of PBF into Pioneer Tax Free Income Fund, an open-end fund. Mr. Lipson received a Master's of Science degree from Columbia University and a Bachelors of Science degree from the California Institute of Technology. Since 1995, Mr. Lipson has owned individually 1 share of the common stock of the Company. By virtue of his control of Western, Mr. Lipson also beneficially owns those shares of common stock of the Company which are deemed to be beneficially owned by Western.

Gregory R. Dube (Age 54) is the founder of Roseheart Associates ("Roseheart"), a private company that invests in securities and real estate, and has served as its Chairman since its inception. From 1998 to 2002, prior to founding Roseheart, Mr. Dube was at Alliance Capital, where he served as the head of the Global High Yield Group from 1999 to 2002. Before joining Alliance Capital, Mr. Dube was a partner at Donaldson, Lufkin & Jenrette, responsible for the Tax-Exempt Capital Markets Division. Mr. Dube has an extensive background in the credit securities markets, including experience with trading and selling credit instruments, including corporate, high-yield, private placement, mortgage, Euro and distressed debt and derivatives. Mr. Dube currently serves on the Advisory Committee of New England Realty Associates Limited Partnership (AMEX:NEN), a partnership engaged in the business of acquiring, developing, holding for investment, operating and selling real estate, and as a member of the executive committee of Navigare Partners, LLC. Mr. Dube received his A.B. from Harvard College and was a Rhodes Scholar Nominee. Mr. Dube does not own any shares of the Company.

Both Messrs. Lipson and Dube consent to serve as directors of the Company, as acknowledged in the accompanying letters.

Please advise if the Company's Nominating committee requires that Messrs. Lipson and Dube complete and sign a director's questionnaire, which may be sent by the Company to Western at the address listed above.

Please confirm receipt of this letter.  Thank you.

                                        WESTERN INVESTMENT LLC

                                        By: /s/ Arthur D. Lipson
                                        Name:  Arthur D. Lipson
                                        Title:  Managing Member


cc:     Richard W. Cohen, Esq.
        Lowey Dannenberg Cohen & Hart, P.C.